EXHIBIT 21.1
DIRECT AND INDIRECT SUBSIDIARIES OF OCWEN FINANCIAL CORPORATION
The following is a list of subsidiaries of the registrant as of December 31, 2018, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	State or Other Jurisdiction of Organization
Ocwen Loan Servicing, LLC (1)	Delaware
Ocwen Mortgage Servicing, Inc. (1)	U.S. Virgin Islands
PHH Mortgage Corporation (1)	New Jersey
PHH Corporation (1)	Maryland
Homeward Residential, Inc. (1)	Delaware
Homeward Residential Holdings, Inc. (1)	Delaware
Liberty Home Equity Solutions, Inc. (1)	California
Ocwen Financial Solutions Private Limited (1)	India
REO Management, LLC (1)	U.S. Virgin Islands
CR Limited (1)	Vermont
Ocwen Master Advance Receivables Trust (2)	Delaware

(1)	Operating company

(2)	Special purpose entity